 July 2017  FLY LEASING

 DISCLAIMER  Forward-Looking Statements:This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including FLY’s inability to achieve its portfolio growth expectations or its failure to achieve the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as of March 31, 2017 except as otherwise noted. Share repurchase data is as of May 10, 2017.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights and investment in finance lease, at period end.Industry data per IATA.

FLY AT A GLANCE

76 aircraft $2.8 billion net book value	**Young Fleet** 6.4 year average age – second youngest of public peers
Long Leases 6.6 year average lease term	**Diversified Lessees** Leased to 42 airlines in 28 countries
Prudent Acquisition Strategy Known parameters, no speculative orders	**$412 Million Pipeline[1]** 1.0 year average age and 10.9 year average lease term[1]
Conservative Financing 6.5 years[2] weighted average debt maturity, rates hedged	**Lower Debt and SG&A Costs** Recent financings at very competitive rates
Managed by BBAM Industry leader with nearly 30 year track record	**Significant Insider Ownership** 13% owned by BBAM shareholders

(1) Reflects acquisition pipeline through June 30, 2017.
(2) Reflects Term Loan amendment completed in April 2017.

PAGE 2

FLY Leasing

 Passenger traffic growth is robust – 5.1% forecast in 2017, 7.0% actual through March   Strong Global Air Traffic Growth  Airline industry results are positive – Forecast profits of $30 billion in 2017  Continued Airline Profitability  Strong demand for aircraft – Created by continuing strong passenger demand  Healthy Demand for Aircraft  Attractive markets for aircraft financing – Ample capacity and attractive rates  Positive Financial Markets  Favorable industry fundamentals

  Sold 71 older aircraft since start of 2015  Strategy for DRIVING IMPROVED RETURNS   Reduced cost of secured debt to <4%, reduced management fees   Invested over $1.2 billion in 20 newer aircraft since start of 2015  Acquired 24% of shares at discount of 30% to book value since September 2015

 Meaningful TWO YEAR FLEET transformation  Transformed Fleet—Younger, More Profitable  Average Fleet Age (years)  Average Lease Term (years)  Q1 2017  Q2 2015  (20%)  Q1 2017  Q2 2015  27%

   December 31, 2014      March 31, 2017      Aircraft Type  #  Average Age(years)  % NBV  #  Average Age(years)  % NBV  A320 Family  48  9  30%  24  9  21%  A330 / 340  7  5  14%  5  6  10%  B737 Family  57  7  44%  38  8  40%  B747 / 757 / 767  13  17  5%  3(1)  21  1%  B777  1  1  4%  2  2  12%  B787  1  1  3%  4  3  16%  Total  127  8  100%  76  6  100%  Significant Improvement in asset mix  Only 757s remaining.

GENERAL ACQUISITION STRATEGY

- Annual growth target of $750 million
- Principally through sale and leasebacks
  - BBAM's area of expertise for nearly 30 years
  - BBAM's global reach provides advantage
- Opportunistic secondary market purchases
- Each transaction can be evaluated prior to commitment
  - Actual aircraft cost, lessee credit, lease terms
  - Availability and terms of financing
- Avoid cyclical risks inherent in future orders from OEMs
- Avoid significant capital commitments to PDPs

PAGE 7

FLY Leasing

   2013  2014  2015  2016  Aircraft Acquired  14  22  10  10  Average Age when Acquired (years)  2  3  2  3  Total Acquisition Costs (in millions)  $642  $952  $615  $559  Historical ACQUISITION track Record  Historical Aircraft Acquisitions  Ample liquidity:~$900 million in cash and unencumbered assets to invest in younger aircraft~$274 million of remaining capacity in warehouse facility

2017 ACQUISITION ACTIVITY

Attractive Acquisition Pipeline

$412 million
Acquired or identified

Long Leases
10.9 year average lease term

Attractive Aircraft Types
Eight aircraft including two B737 MAXs

Young, Popular Aircraft
1.0 year average age

Projected to contribute $41 million of rental revenue and approximately $13 million of pre-tax income annually

FLY has $2.5 billion of additional buying power

Note: All data based on acquisition pipeline through June 30, 2017.

PAGE 9

FLY Leasing

General SALES STRATEGY  Sell older aircraft to improve fleet metricsFleet ageLease termDispose of out of production aircraft and older modelsManage lessee credit exposuresAvail of cycles and market conditions to lock in gainsTook advantage of strong market conditions in 2015 and 2016

 Historical Sales track record  Historical Aircraft Sales    2013  2014  2015  2016  Aircraft Sold  10  8  44  27  Average Age (years)  14  13  13  14  Total Gains (in millions)  $5.4(1)  $14.8(1)  $29.0  $24.5  2016 Sales: 27 aircraft, average age of 14 years Average remaining lease term of three years Principally older, less profitableGain of $24.5 million (4.5% premium to net book value)Additional $2.7 million gain on conversion to finance lease  (1) As restated.

 Share repurchase program update  Repurchased 660,382 shares through May 10, 2017 for $8.5 million2% of FLY’s shares repurchased in 2017Average price per share of $12.85 Substantial discount to NBV per share$58 million remaining in current repurchase programShare repurchase program will continue to drive shareholder benefitsWhen fully deployed, program will generate: (1)19% EPS improvement 6% NBV per share improvement  (1) Pro forma based on 32.2 million shares outstanding at March 31, 2017. Assumes full deployment of $65.4 million remaining in share repurchase program at March 31, 2017 at an average price of $12.85 per share.

 Proactive Liability Management  Continued improvement of cost of secured debtDebt is long-dated – liability structure matches asset characteristics Weighted average debt maturity is 6.5 years(2)No significant debt maturities until 2020  Cost of Secured Debt(1)  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.Reflects Term Loan amendment completed in April 2017.  Actively Managing Liabilities appendices

 Capital structure & liquidity summary   Weighted average debt maturity of 6.5 years(2)  Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.In April 2017, FLY completed an amendment of its Term Loan to reduce the margin by 50 bps and extend the maturity by one year.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 Note: Sums may not foot due to rounding.As of March 31, 2017.  Lessee  Country  % of NBV    India  13%    Ethiopia  12%    Philippines  10%    India  4%    France  4%    Chile  3%    China  3%    Germany  3%    Turkey  3%    India  3%  Top 10 Lessees    57%  Diverse group of global lessees  Region  % of NBV  Asia & South Pacific  46%  Europe  26%  Middle East & Africa  14%  North America  8%  Mexico, Central & South America  6%  Total  100%